Exhibit 99.1
Press Release
Hydrogenics Awarded Supply Agreement From American Power Conversion to Deliver up to 500 Fuel Cell
Power Modules for Backup Power Applications
MISSISSAUGA, ONTARIO — AUGUST 10, 2006 — Hydrogenics Corporation (NASDAQ: HYGS; TSX: HYG), a leading designer and manufacturer of hydrogen and fuel cell systems, today announced it has entered into a manufacturing and supply agreement with American Power Conversion (APC) (NASDAQ: APCC), a leading global provider of high availability systems for network-critical physical infrastructure (NCPI). Under the agreement, Hydrogenics will deliver up to 500 HyPM® XR 12 kW Fuel Cell Power Modules for integration into APC’s NCPI solutions, specifically its InfraStruXure® architecture.
APC integrates the fuel cell power module into its advanced, centrally managed, modular and scalable InfraStruXure architecture. The systems are scalable in increments of 10 kW with 30 kW available per standard 19” server cabinet. Today, this fuel cell product is available as an option for APC’s InfraStruXure system targeting customers requiring high quality, three-phase AC ‘extended run’ backup power in business-critical data centers, satisfying both the air conditioning and electrical needs of these applications.
“This is a tremendous opportunity for Hydrogenics to continue our development of a commercial fuel cell product for an identified high potential market that can start reaping cost-effective benefits today,” said Pierre Rivard, President and Chief Executive Officer of Hydrogenics. “Securing this largest single order to date for fuel cell units is a great show of confidence from a world leading NCPI systems provider— not only in Hydrogenics’ products and expertise, but in the first-mover opportunity that fuel cell technology provides. The order was achieved in part by setting a new industry benchmark for volume production, enabling significant cost reductions that can be passed to the customer. Here is proof that the fuel cell industry has made real progress in getting to a pricing structure that offers commercial potential for substantial and growing markets .”
“Business critical applications demand constant availability,” said Dwight Sperry, APC’s vice president of Enterprise Systems and Business Networks. “For those customers where generators are not a viable solution, APC’s InfraStruXure architecture with integrated fuel cell technology provides a reliable, environmentally-friendly extended run solution. This new agreement extends our existing relationship with Hydrogenics demonstrating APC’s commitment to continue providing the market with the only integrated network critical physical infrastructure system in this range incorporating fuel cell technology for data center applications globally.”

Interest from the backup power market for Hydrogenics’ fuel cell solutions is based on the ability to deliver reliable cost-effective high-quality power, in a compact footprint, for long periods of time as long as there is a sufficient supply of hydrogen. This overcomes the deficiencies of batteries which need to be replaced every three to ten years and require a large amount of weight-bearing space. Fuel cells also overcome the reliability shortcomings of diesel generator systems which may fail to start up on demand and be subject to increasingly prohibitive and costly siting restrictions.
In the 1-50 kW range, the current market for critical extended run backup power for AC-powered datacenters is over US $2 billion. As the cost of fuel cells continues to come down, it is anticipated that these products will become an increasingly viable backup power solution for the large base of customers that require longer durations of run-time.
The agreement expires three years from execution, or on the date of delivery of the 500th fuel cell power module supplied under the agreement, whichever occurs first. The contract allows that, if an unanticipated development precludes delivery of the full 500 units, Hydrogenics is entitled to a fair and commensurate consideration.
About American Power Conversion (www.apc.com)
Founded in 1981, American Power Conversion (NASDAQ: APCC) (APC) is a leading provider of global, end-to-end solutions for real-time infrastructure. APC’s comprehensive products and services for home and corporate environments improve the availability, manageability and performance of sensitive electronic, network, communication and industrial equipment of all sizes. APC offers a wide variety of products for network-critical physical infrastructure including InfraStruXure®, its revolutionary architecture for on-demand data centers, as well as physical threat management products through the company’s NetBotz division. These products and services help companies increase the availability and reliability of their IT systems. Headquartered in West Kingston, Rhode Island, APC reported sales of $2.0 billion for the year ended December 31, 2005, and is a Fortune 1000, Nasdaq 100 and S&P 500 Company. All trademarks are the property of their owners.
About Hydrogenics
Hydrogenics Corporation (www.hydrogenics.com) is a leading global developer of clean energy solutions, advancing the Hydrogen Economy by commercializing hydrogen and fuel cell products. The company has a portfolio of products and capabilities serving the hydrogen and energy markets of today and tomorrow. Hydrogenics, based in Mississauga, Ontario, Canada, has operations in North America, Europe and Asia.
For more information, please contact:
Investor Contact:
Lawrence Davis, Chief Financial Officer
Hydrogenics Corporation
Phone: +1-905-361-3633
Email: investors@hydrogenics.com
Media Contact:
Jane Dalziel, Director of Corporate Communications

Hydrogenics Corporation
Phone: +1-905-361-3639
Email: media@hydrogenics.com
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This release contains forward-looking statements within the meaning of the “safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. These statements are based on management’s current expectations and actual results may differ from these forward-looking statements due to numerous factors, including changes in the competitive environment adversely affecting the products, markets, revenues or margins of Hydrogenics’ business. Readers should not place undue reliance on Hydrogenics’ forward-looking statements. Investors are encouraged to review the section captioned “Risk Factors” in Hydrogenics’ regulatory filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for a more complete discussion of factors that could affect Hydrogenics’ future performance. Furthermore, the forward-looking statements contained herein are made as of the date of this release, and Hydrogenics undertakes no obligations to revise or update any forward-looking statements in order to reflect events or circumstances that may arise after the date of this release. The forward-looking statements contained in this release are expressly qualified by this.